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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70183

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/19 (MM/DD/YY) AND ENDING 06/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Digital Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10211 Fleming Avenue
(No. and Street)

Bethesda	MD	20814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Barnett 646-522-1522

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jerome Davies, CPA, P.C.

(Name – *if individual, state last, first, middle name*)

3605 Sandy Plains Rd	Marietta	GA	30066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary Barnett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Digital Capital Markets LLC, as of June 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Gary Barnett
Signature

CEO, sole member
Title

ARUNA SHARMA NOTARY PUBLIC PRINCE GEORGE'S COUNTY, MD

Aruna Sharma
Notary Public
02-23-2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Digital Capital Markets, LLC

FINANCIAL STATEMENTS FOR THE PERIOD JULY 17, 2019 TO JUNE 30, 2020

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Digital Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Digital Capital Markets, LLC (the Company) as of June 30, 2020, and the related statements of operations, changes in member's equity, and cash flows for the period July 17, 2019 through June 30, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Digital Capital Markets, LLC as of June 30, 2020, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2020.

Jerome Davies, CPA, P.C

Marietta, Georgia
August 12, 2020

Digital Capital Markets, LLC

STATEMENT OF FINANCIAL CONDITION
June 30, 2020

ASSETS

Cash	$	26,744
Prepaid expenses		761
TOTAL ASSETS	$	27,505

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable	$	3,000
MEMBER'S EQUITY		24,505
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	27,505

The accompanying notes are an integral part of these financial statements.

Digital Capital Markets, LLC

STATEMENT OF OPERATIONS
FOR THE PERIOD JULY 17, 2019 TO JUNE 30, 2020

EXPENSES:		
Professional fees	$	48,723
Regulatory fees		13,331
Other operating expenses		4,927
Total expenses		66,981
Net loss	$	(66,981)

The accompanying notes are an integral part of these financial statements.

Digital Capital Markets, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD JULY 17, 2019 TO JUNE 30, 2020

MEMBER'S EQUITY, BEGINNING OF PERIOD	$	40,147
Net loss		(66,981)
Member's contributions		51,339
MEMBER'S EQUITY, END OF PERIOD	$	24,505

The accompanying notes are an integral part of these financial statements.

Digital Capital Markets, LLC

STATEMENT OF CASH FLOWS
FOR THE PERIOD JULY 17, 2019 TO JUNE 30, 2020

OPERATING ACTIVITIES:		
Net loss	$	(66,981)
Adjustments to reconcile net loss to net cash used by operating activites		
Adjustment to correct prior period expense reflected in the period ended June 30, 2020		(9,853)
Changes in operating assets and liabilities:		
Increase in prepaid expenses		(761)
Increase in accounts payable		3,000
Net cash used by operating activities		(74,595)
FINANCING ACTIVITIES:		
Member's contributions		51,339
Net cash provided by financing activities		51,339
NET DECREASE IN CASH		(23,256)
CASH AT BEGINNING OF PERIOD		50,000
CASH AT END OF PERIOD	$	26,744
SUPPLEMENTAL CASH FLOW DISCLOSURE		
Non-Cash financing:		
Contributions of Company's expenses paid by member and forgiveness of rent due to member	$	21,339

The accompanying notes are an integral part of these financial statements.

Digital Capital Markets, LLC

NOTES TO FINANCIAL STATEMENTS
June 30, 2020

1. ORGANIZATION AND NATURE OF BUSINESS

Digital Capital Markets, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Limited Liability Company formed under the laws of the State of Maryland in June, 2018 and approved by FINRA as a registered broker dealer on July 17, 2019.As a limited liability company the member's liability is limited to their investment.

The Company provides private placement services to institutional investors primarily located in the United States.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in acccordance ASC 606 Revenue from Contracts with Customers, which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or services to a customer.

The Company had no revenue for the period ended June 30, 2020.

Income Taxes

The Company is organized as a limited liability company with a single member and is disregarded as an entity separate from its owner for federal income tax purposes. The member of the Company is responsible for income taxes on the Company's taxable income. Accordingly, no provision of liability for federal income taxes has been included in the accompanying financial statements.

The Company may recognize tax benefits from any uncertain positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company's policy is to recognize accrued interest and penalties in general and administration expense. The Company has not recognized in these financial statements any interest or penalties related to income taxes, and has no material unrecognized tax benefits.

3 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2020, the Company had net capital of $23,744 which was $18,744 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 12.63%.

4 RELATED PARTY TRANSACTION

The Company leases office space from the Member pursuant to a month-to-month operating lease. Total rent expensed for the period ending June 30, 2020 was $1,950. There are no amounts payable under such agreement as of June 30, 2020.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short term leases on a straight-line basis over the lease term.

5 CONCENTRATION

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

6 NET OPERATING LOSS

As shown in the accompanying financial statements, the Company has incurred an operating loss for the period ended June 30, 2020. Furthermore, estimated operatinng expenses for fiscal year 2021 (based upon actual fiscal 2020 expenses), is in excess of the cash balance as of June 30, 2020. Management will continue to monitor operating expenses for opportunities to reduce expenses where possible. In addition, the Company is currently engaged to provide private placement services that has the potential to result in revenue for fiscal 2021. In the event the operating losses persist or recur, the Member has the resources and intends to continue funding operations via capital contributions as needed to ensure continued operations and compliance with regulatiory capital requirements for one year after the date these financial statements were issued (at a minimum).

7 SUBSEQUENT EVENTS

Management evaluated subsequent events through the date the financial statements were issued.

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. The COVID-19 pandemic has continued to spread and has already caused severe global disruptions. The extent of COVID-19's affect on the Company's operational and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As of the date of the independent registered public accounting firm report, the Company cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact the Company's financial position, results of operations, and cash flows.

Digital Capital Markets, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF JUNE 30, 2020

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	24,505
DEDUCTIONS AND/OR CHARGES:		
Non-allowable asset - prepaid expense		(761)
NET CAPITAL		23,744
AGGREGATE INDEBTEDNESS -		
Accounts payable	$	3,000
Total Aggregated Indebtedness		3,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -		
Minimum net capital required		5,000
Excess net capital		18,744
Net Capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum capital requirements.	$	17,744
Percentage of aggregate indebtedness to net capital		12.63%

There is no significant difference in the above computation and the Company's net capital as reported in the Company's Part IIA (unaudited) FOCUS report as of June 30, 2020.

Digital Capital Markets, LLC

June 30, 2020

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is not exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934. However, the Company does not hold funds or securities for, or owe money or securities to, customers, does not carry accounts of or for customers and does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is not exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934. However, the Company does not hold funds or securities for, or owe money or securities to, customers, does not carry accounts of or for customers and does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Digital Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Digital Capital Markets, LLC (the Company) did not claim and exemption from SEC Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release adopting amendments to Rule 17a-5, and as discussed in the related guidance stated in the SEC Staff's FAQ, and (2) the Company stated that the Company met the identified conditions for such reliance throughout the period July 17, 2019 through June 30, 2020 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Footnote 74 of the 2013 Release adopting amendments to Rule 17a-5, and as discussed in the related guidance stated in the SEC Staff's FAQ.

Jerome Davies, CPA, P.C

Marietta, Georgia
August 12, 2020

Digital Capital Markets, LLC

EXEMPTION REPORT June 30, 2020

We, as members of management of Digital Capital Markets LLC (the Company) are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

Accordingly, we have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Furthermore, according to recent guidance in "Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule" by the SEC Division of Trading and Markets (Updated July 1, 2020)[1](the "SEC Staff's FAQ"), in this exemption report, the Company states that it does not claim an exemption under paragraph (k) of Rule 15c3-3 but relies on Footnote 74 and hereby (i) confirms that all of the firm's business activities during the reporting period were private placement agency activities that would effect transactions via subscription, and (ii) states that during the reporting period the firm (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company met the identified conditions for such reliance throughout the period July 17, 2019 to June 30, 2020 without exception.

Digital Capital Markets LLC

[signature]

Gary Barnett, CEO and sole member

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[1] Available at https://www.sec.gov/divisions/marketreg/amendments-to-broker-dealer-reporting-rule-faq.htm.